Invest in The Astrid Experience

A Romantic Drama-Comedy Feature Film Set in the City of Angeles

CALBARNES.COM   LOS ANGELES CALIFORNIA

Technology   Entertainment   Adventure   Sex   Media




We chose this idea because it is both personal and important to us. The events depicted in this film chronicle some of the most important, life-changing moments in the directors life and lives of others. We care because the project deals with subject matter that is relevant not only to us but to society as a whole at this place in history.

Cal Barnes Writer/ Director/ Producer @ The Astrid Experience

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Why you may want to invest in us...

1   Professional, experienced team.

2   The film has already been shot and is 'in-the-can.'

3   Screenplay by an award-winning writer.

4   Innovative filmmaking technology.

5   Pre-production and production risk factors have been nullified.

6   Original soundtrack by John That and Music Producer Moss Dub.

7   Will set up a CAMA (Collection Account Management Agreement) with Fintage House or Freeway to allocate proceeds to investors.

8   The Founders are also investors in the film. They have 'skin in the game.'

Our Team
AND OUR MAJOR ACCOMPLISHMENTS


Cal Barnes
Writer/ Director/ Producer
Won 'Best World Premiere' at the 2012 Hollywood Fringe Festival.
(in)


John R Steere III
Producer/ Music Supervisor
Produced and recorded a studio album.

In the news


The Astrid Experience Trailer Shows An Unforgettable Night in LA
"Now that we're in post-production, it's great to see how well the story and music complement each other," Barnes addressed about the artist collaborations. "They fit together so naturally. Excellent music is such an
February 22, 2020 @ lmonline.com


Cal Barnes
Calvin Ross Barnes (born January 14, 1988) is an American actor, director, screenwriter, film producer, novelist, and playwright. Barnes moved to Los Angeles in 2009, where he began his career by starring in
November 8, 2019 @ en.wikipedia.org


SELLING YOUR SCREENPLAY: Actor Turned Writer/Director Cal Barnes Talks About His Latest Feature. The Astrid

Experience - Script Magazine

Ashley Scott Meyers talks with writer/director (and actor) Cal Barnes about his move from Oregon to Los Angeles, what he did when he arrived, and how he's been able to get himself into a position to write

August 6, 2019 @ scriptmag.com

Downloads

TAE PITCH DECK WeFunder Final small .pdf

THE ASTRID EXPERIENCE - Official Teaser Trailer



THE ASTRID EXPERIENCE - Official Teaser Trailer
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THE ASTRID EXPERIENCE

We Shot The Astrid Experience in February and March of 2019. We're currently in Post-Production and it's been a great ride so far!

Here are some Screenshots that tell our story...



'Wake Up Chase'



Chase – 'Morning Routine'





Astrid – 'Actress Life'



Chase – 'Book Signings'



Chase – 'Going to Audition'



Chase & Astrid – 'First Impressions'



Astrid – 'Locked out'

LOGLINE

A artist in recovery meets a free-spirited actress when he helps her out of a difficult situation at a casting studio. To thank him, she invites him to a party, kicking off a magical, all night adventure through Los Angeles that shows him he has something more worth living for.



Astrid – 'Thanks for the missed connection'



Chase – 'Lonely Nights'



Astrid & Chase – 'Oh, Hello Again'



Astrid & Chase – 'Get to Know Me'



Astrid & Chase – 'In Transit'



Astrid & Chase – 'Connecting on the Drive'



'Enter Robbie Baker'



Chase, Astrid, and Rob – 'Young, Wild, and Free'



Astrid & Chase – 'Mulholland Drive'



Astrid & Chase – 'Going Deeper'



Astrid & Chase – 'Caught in the Moment'



Astrid – 'Fast Lane Regrets'



Astrid – 'Bad Habits Die Hard'



Chase – 'Finding Support'



Chase – 'Isolation'



Chase — "Write, Don't Drink."



Astrid — 'Still Curious'



Chase and Astrid — 'Redemption'



Chase & Astrid — 'Love in LA'



Chase and Astrid — Final Shot — "She locked her keys in her car... Again!"

OUR TEAM HAS 30+ YEARS OF COMBINED INDUSTRY EXPERIENCE

Between Cal Barnes, our Writer/Director/ and Lead Actor, John That, our Producer, Chris Pilarski, our DP, Lucia Xypteras, our Lead Actress, and the rest of the cast, our team has well over 30 years of combined industry experience. Below are just a handful or projects are team has brought to life...



UNFRIENDED
Cal Barnes is a supporting actor
The Adventures of Aladdin
Lucia Xypteras is a lead actress
THE GREAT ALASKAN RACE
Petric W Eink is a supporting actor
ADOLESCENCE
Cal Barnes is the lead screenwriter



NETFLIX
COMEDIANS IN CARS GETTING COFFEE
John That was a production assistant
RISE
Cal Barnes wrote this award-winning play
JOHN THAT
Cal Barnes Directed John That's music video
John That's first studio album

OUR AUDIENCE

Fans of Metropolitan, romantic dramedies featuring cool, relatable characters and an iconic soundtrack will find their new favorite in 'The Astrid Experience.' We've hit a lot of the classic beats that make our kind of story a festival favorite, and ventured out and created new ones! Some inspirational and classic films in our genre are 'Nick & Nora's Infinite Playlist', 'Gardenstate', 'Celeste and Jesse Forever', '500 Days of Summer', and 'Like Crazy.'



KISS
LIKE CRAZY
6 YEARS
(500) DAYS OF SUMMER
GARDEN STATE
CELESTE AND JESSE FOREVER
LA LA LAND
NICK & NORAH'S INFINITE PLAYLIST

AND CHECK OUT SOME OF THESE BEHIND THE SCENES PHOTOS ON SET OF 'THE ASTRID EXPERIENCE'...





'Lighting a World' with The Astrid Experience DP Christopher Pilarski



TAE Producer John That – 'Down n' Out' after a long day



'Chillin' with Robbie Baker



Astrid with her friends Brooke & Nova – 'Club Girls'







'Astrid's World'



Writer/Director Cal Barnes and Producer John That – 'Livin' the Dream'



Astrid & Emma – 'Frenemies'



Lotus Bech as Emma – 'Preparing for a scene'





Writer/Director and DP Chris Pilarski prepping a scene



'Never Enough Astrid'



(Left to Right) — Cal Barnes (Chase Abbott, Writer/Director), Lucia Xypteras (Astrid), Christopher Pilarksi (DP), Paige Haley (PA)



Cal Barnes (Chase), Lucia Xypteras (Astrid), John That (Producer & Himself) & Astrid's '66 Purple Mustang





Astrid – 'After Hours'



TAE Squad – 'On Location at Mel's Diner'



TAE Squad – 'Breaking for dinner'

INTO THE FUTURE...

As Lucia Xypteras, our lead actress, told our director during casting, Astrid means 'Divinely Beautiful.' If you translate that into the title it is The Divinely Beautiful Experience... and it really has been so far.

WE'RE LOOKING FORWARD TO SHARING MORE WITH YOU AS THE PROJECT PROGRESSES!

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

We are producing an independent feature film called 'The Astrid Experience. We have already shot the film and are currently in post-production.

Where will your company be in 5 years? ⌄

With this company, we are only producing one film, 'The Astrid Experience', and are excited to be bringing our film to the market during this exciting time in the industry. As filmmakers, by delivering top quality, profitable films beginning in the ultra-low budget range, we plan to gain the trust of not only our investors, but the industry as a whole. In five years, we see ourselves producing films with million dollar budgets and beyond, and we already have the IP to accomplish this.

Why did you choose this idea? ⌄

We chose this idea because it is both personal and important to us. The events depicted in this film chronicle some of the most important, life-changing moments in the directors life and lives of others. We care because the project deals with subject matter that is relevant not only to us but to society as a whole at this place in history.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

This project is a fantastic idea because never has artistic integrity, social media, depression, and sobriety been so closely interlinked. Social media is the wild west. It has changed the world faster than just about any phenomenon ever to hit the planet. Both the benefits and the fall-out of this change are tremendous, and have drastically reshaped our culture. This wasn't done a few years ago, simply because the technology didn't exist a few years ago -- the possibility wasn't even there -- creating a romantic comedy-drama in the midst of the cultural shift is something that can only be done now.

How far along are you? What's your biggest obstacle? ⌄

We have shot the film and are currently in post production, because of this, we have eliminated the risks typically associated with shooting a film. Because of the teams experience working on set for the last decade, we were able to get the project through pre-production and principle photography in just under five months. Finding post-production financing with filmmaker friendly investors has been our biggest obstacle to date.

Who competes with you? What do you understand that they don't? ⌄

All art form aside, from a strictly business standpoint, our largest competitors in terms of product will be our peers and the small handful of the world's top, upcoming independent filmmakers. In terms of talent, we are confident we have one of the most talented filmmaking creative teams dollar for dollar in the 2019-2020 market.

How will you make money? ⌄

A high-level financial scenario for our project would look like something like this...

-The film premiers at one of the '8 major' international film festivals, such as Sundance, Toronto, or SXSW.
-The film premiers to critical acclaim and garners a distribution deal from a top distributor.
-US theatrical distribution generates between $100,000-5 million in gross box office.
-VOD/DVD generates another $50,000-2 million.
-Foreign territory sales in the range of $100,000-2 million.
-ancillary sales and soundtrack sales generate another $50,000-2 million.

-At a mid-level projection, if the film grosses 2+ million worldwide, it would be considered wildly successful for a ultra-low budget movie, and will produce a significant ROI for investors.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The largest risk is total loss of principle investment. This is an independent feature film production. It's one of the riskiest investments in the world. Although the lead producers are doing everything in their power to ensure a profit for the investors, potential total loss of investment is a reality of the business and needs to be acknowledged and accepted by any players getting involved. The two founders of this project are two such people. For us to succeed, we will require the total post-production and distribution budget, and to hit all our goals laid out in our pitch-deck and business plan. Like many feature films, lack of proper funding would likely be the biggest cause of potential failure.

Who is your intended audience? ⌄

The target demographic is young adults and adults aged 18 — 34. The universal themes of overcoming hardship, finding purpose, perseverance, and the quest for love, are proven to translate across cultural boundaries.

As filmmakers in this current market, we also know and recognize the importance of finding our niche. There's more content being created now than ever before, so a focus on quality and reaching our core audience has never been more important. Since we are considered an "ultra-low budget" film by industry standards, and plan on a cost-effective digital marketing and grassroots promotion campaign, reaching our core audience and spreading via word-of-mouth is critical to our success.

The anticipated niche audience for the project is hopeful Los Angeles artists — actors, writers, directors, filmmakers, musicians, etc. — the film will also appeal to artists worldwide or anyone interested in the lifestyle of living and working in the entertainment industry, as it is an accurate depiction of one such story.

The best thing about our core demographic is that they are the influencers of the world, especially on social media where word-of-mouth travels the fastest. We will use a series of organic and paid social media campaigns — focusing mainly on Facebook, YouTube & Instagram, in conjunction with Google Ad technology — in which our cast and crew's combined reach is over two million friends and followers.

Internationally, we expect India to be one of our largest markets. There are over 1 billion people in the country, and judging by our data so far, they have the highest response rate and engagement to our teaser trailer. Brazil and Mexico are the number two and three for foreign territories in terms of engagement.

Lastly, anyone involved or interested in personal recovery will be attracted to this film, as the story accurately displays the reality of living life in recovery. Many influential artist are in recovery and attribute their success to it, so there is a lot of potential here for overlap.

Lovers of 'indie darling' films will find a new favorite in The Astrid Experience. Fans of the films on our competitive analysis list will naturally be drawn to our film's story-line, characters, originality, music, and everything that makes a well-crafted indie romance.

What is your financing strategy? ⌄

So far we shot the film for $15K + $15K of deferrals. This was only possible through upfront contributions by our creative team -- WGA screenplay, directing, acting, producing, cinematography, personal equipment, casting studio, locations, music, editing, and the bulk of the funding. Combined we were able to provide well over $100K in production value for a fraction of the price.

In order to procure finishing funds, we've decided to do an equity offering through Wefunder.

What is your distribution and marketing strategy? ⌄

For the marketing strategy, we'll start with the basics. We will submit to every tier 1, Oscar-qualifying, film festival for the 2020 festival circuit, as well as a selective list of tier 2 festivals in California. (*Due to the recent COVID 19 outbreak, this could change. Should film festivals no longer be applicable for 2020, we'll focus our efforts on streaming or exploring new markets.)

Targeted digital marketing will be our primary focus, with a concentration on Facebook, YouTube, Instagram, and Google Ads using our source data. Several of our actors are contractually obligated to promote the film, with a total reach of roughly 2 million followers on Instagram.

There are more SVOD, TVOD, and AVOD streaming sites, aggregators, and platforms launching each year, but our main target is the industry leader Netflix. We've personally viewed every single acquired independent dramedy in the Netflix library, and believe 'The Astrid Experience' would make a great Netflix original, as it is representative of the type of innovative content Netflix prides itself on distributing.

Lastly, Apple+ is a major new contender that has limitless potential as an industry leader. Given the fact that we used much of Apple's innovative technology to shoot The Astrid Experience, we believe there is a lot of potential for a partnership.

What Film Festivals will you be submitting to? ⌄

Here's a list of film festivals the production is planning on submitting to in 2020. Since many 2020 submission windows have yet to open, most of the following information is based on 2019 data. Because festivals offer a discount on early bird submissions, we aim to hit as many possible.

(*DISCLAIMER* Due to the recent outbreak of COVID 19 across the globe, these dates may be changed, postponed, or cancelled all together.)

TIER 1 FILM FESTIVALS

THE MAJORS (The Big 8)

1. Sundance Film Festival
-Earlybird deadline — August 5th, 2020
-Normal deadline — August 26th, 2020
-Late deadline — September 16th, 2020

2. Cannes Film Festival
-Normal — March 11th, 2020
-Late — March 18th, 2020

3. Toronto Film Festival
-Earlybird — Submissions open February 2020

4. South by South West (SSXW)
-Earlybird — August 22nd, 2020
 Normal   September 19th, 2020
-Late — October 17th, 2020

5. Venice Film Festival
 Normal   June 14th, 2020

6. Berlin Film Festival
-Normal — November 8th, 2020

7. Tribeca Film Festival (Submissions open August 19th, 2020)
 Earlybird   September 25th, 2020
-Normal — October 30th, 2020
-Late — December 2nd, 2020

8. Telluride Film Festival (Submissions open April 15th, 2020)
 Earlybird   April 15th, 2020
-Late — July 1st, 2020

THE MINI-MAJORS

9. Austin Film Festival
-Earlybird — March 29th, 2020
-Normal — May 24th, 2020
-Late — June 28th, 2020
-Extended — July 5th, 2020

10. New York Film Festival
-Earlybird — March 22nd, 2020
-Normal — May 3rd, 2020
-Late — May 24th, 2020
-Extended — June 7th, 2020

11. AFI Film Festival (Submissions open March 4th, 2020)

11. Art Film Festival (Submissions open March 4th, 2020)

-Earlybird — March 29th, 2020
-Normal — May 3rd, 2020
-Late — July 12th, 2020

12. Seattle Film Festival
-Earlybird — October 4th, 2020
-Normal — December 13th, 2020
 Late   January 31st, 2021

13. Chicago International Film Festival
-Earlybird — April 8th, 2020
 Normal   June 17th, 2020
-Late — July 8th, 2020

14. Palm Springs International Film Festival
-Earlybird — July 1st, 2020
-Normal — August 1st, 2020
-Late — September 1st, 2020

15. Atlanta Film Festival
-Very Earlybird — June 6th, 2020
-Earlybird — July 11th, 2020
-Normal — September 26th, 2020
-Late — October 24th, 2020
-Extended — November 14th, 2020

16. Slam Dance Film Festival (Submissions open May 20th, 2020)
-Earlybird — July 15th, 2020
-Normal — August 26th, 2020
-Late — October 3rd, 2020
-Extended — October 12th, 2020

17. Raindance Film Festival (Submissions open September 3rd, 2020)
-Earlybird — April 24th, 2020
-Normal — May 15th, 2020
-Late — May 29th, 2020

18. Santa Barbara International Film Festival (Submissions open June 1st, 2020)
-Earlybird — July 12th, 2020
-Normal — August 16th, 2020
-Late — October 4th, 2020
-Final — November 15th, 2020

19. Newport Beach Film Festival
-Earlybird — September 27th, 2020
-Autumn — October 25th, 2020
-Thanksgiving — November 22nd, 2020
-Normal — December 20th, 2020
-Late — February 7th, 2021

20. Portland Film Festival
-Earlybird — March 27th, 2020
-Normal — April 24th, 2020
-Late — May 29th, 2020

21. Ashland Independent Film Festival (Submissions open September 2nd, 2020)
-Earlybird — October 18th, 2020
-Normal — November 8th, 2020
-Late — November 29th, 2020

22. Cinequest Film Festival (Submissions open May 1st, 2020)
-Earlybird — August 9th, 2020
-Normal — October 11th, 2020
-Late — November 8th, 2020
-Extended — November 15th, 2020

23. San Francisco International Film Festival (Submissions open August 28th, 2020)
-Earlybird — October 7th, 2020
-Normal — November 11th, 2020
-Late — December 9th, 2020

24. Florida Film Festival
-Earlybird — October 11th, 2020
-Normal — November 15th, 2020
-Late — November 29th, 2020

25. Nashville Film Festival
-Earlybird — September 30th, 2019
-Normal — February 28th, 2020
-Late — April 30th, 2020
-Extended — May 31st, 2020

CALIFORNIA BASED FILM FESTIVALS

1. AFI Film Festival (Submissions open March 4th, 2020)
-Earlybird — March 29th, 2020
-Normal — May 3rd, 2020
-Late — July 12th, 2020

2. Palm Springs International Film Festival
-Earlybird — July 1st, 2020
-Normal — August 1st, 2020
-Late — September 1st, 2020

3. Santa Barbara International Film Festival (Submissions open June 1st, 2020)
-Earlybird — July 12th, 2020
-Normal — August 16th, 2020

-Late — October 4th, 2020
-Final — November 15th, 2020

4. Newport Beach Film Festival
-Earlybird — September 27th, 2020
-Autumn — October 25th, 2020
-Thanksgiving — November 22nd, 2020
-Normal — December 20th, 2020
-Late — February 7th, 2021

5. Cinequest Film Festival (Submissions open May 1st, 2020)
-Earlybird — August 9th, 2020
-Normal — October 11th, 2020
-Late — November 8th, 2020
-Extended — November 15th, 2020

6. San Francisco International Film Festival (Submissions open August 26th, 2020)
-Earlybird — October 7th, 2020
-Normal — November 11th, 2020
-Late — December 9th, 2020

Can we see your line-item budget? ⌄

Yes, absolutely. Since the film is shot and 'in-the-can', we're focusing on budget numbers for post-production and distribution to maximize efficiency and impact.

LINE ITEM POST-PRODUCTION BUDGET

1. Picture Finishing — $37,000
-We already have the post house we want to work with signed on to the project, who finished and colored our trailer
-This includes full color grading, line conform, noise reduction, audio layback, and titles

2. Sound and Finishing — $11,000
-Average of $10K-$50K for a full mix. We need to come in at a minimum professional rate
-This includes full A.D.R (if needed), foley (if needed), sound editing, final mix in 5.1, and all deliverables.

3. Deliverables / D.C.P (Digital Film Print) — $3,000
-Average of $800 - $5,000

4. H.D.S.R (Tape Back-ups) — $1,150.00
-1080p, 2K, 4K back-ups
-This is a tight number at exactly $1,850.00 - $2k, no more, no less for a big dub house
-$1,100.00 — $1,150.00 for smaller dub house.

5. Digi-betas (for foreign markets) — $250
-outdated in the states, but still used in foreign markets with older technology
-$250 - $450 range.

7. Film Festival Submissions — $3,150
-Typically $50-$100 per submission, depending on timing.
-Early bird deadlines are typically around the $50-$70 mark, depending on festival
-Normal submissions are usually around the $60-$90 mark
-Late deadlines are usually around the $80-$125+ mark
-We have 25 films festivals on our roster
-25 Submissions at a mean price of $90 each (average) = $2,250
-10 Additional Submission Cushion at $90 each = $900

8. Production Operating Expenses for 6 additional months of post-production — $12,000
-$2,000 a month for five (6) additional months for the Producers to fully focus their time on getting the film through post-production.

9. Film Festival Premiere (for a Major Tier 1 Festival) — $4,000
-We want to be prepared to capitalize on a tier 1 festival premiere. This will be our best platform available to increase the value of the film.
-Since we don't yet know which festival we will be premiering at, we are budgeting $1,000 for each of our four (4) lead creatives to attend. This includes flights, lodging, meals, and expenses.
-Depending on which city we premier in, this will be most — at minimum partial — funding for the team.

10. Tier 1 Festival Publicist — $5,000
-A publicist firm runs $8-10K for this service, but this rate will get us a quality independent or solo rep.

11. Basic Marketing Budget — $5,000
-We will take an active approach to promoting our film alongside our publicist, the distributor, and any festivals
-This is for placed Facebook and Instagram advertising campaigns as well as coordinated influencer posts to promote the film at all stages of distribution.
-We will exploit digital marketing to its full potential, collecting information about our demographic to successfully target and re-target our core audience.
-We have a team of influencers that will promote the film, and will potentially hire others to post and promote the film across platforms.

12. 2020 AFM (American Film Market) — $1100
-Two 'Industry' badges for Director and Producer to attend the 2020 AFM in order to sell the film to foreign territories.

13. Legal — $5,000
-A $5,000 legal reserve to retain legal services for the marketing and distribution of the film.

14. Contingency — $3,350

-A $3,350 contingency fund will bring us to an $91,000 budget before platform hosting fees.
-This will make sure we're covered if some services come in slightly over budget.

15. 7.5% WeFunder Success Fee — $6,825
-Should our project find success on WeFunder, we'll owe 7.5% of the funding as a fee to the platform.
-This fee will be $7,125 for a $91,000 goal.

TOTAL: $97,825

*This is a conservative professional post-production and marketing budget covering the bare essentials. Any money saved finishing the film will be re-directed toward marketing and promotion. Additional money spent on prints and advertising for the project is a great way to yield a higher return for investors.

As a Filmmaker in an extremely competitive marketplace, what is your artistic approach to the project that makes it unique? ⌄

When approaching The Astrid Experience artistically, the director wanted to tell a romantic love story with dark undertones reflective of Los Angeles and the current state of consumer and celebrity culture nationwide. Although technology has helped society to progress in a lot of ways, it's also created a nightmare of information overload and turned human beings into a commodity. Never in our history has freedom of choice been as prevalent as it is now, but this opportunity often comes at a cost: pain, depression, and heartbreak.

We started with a tight shooting script with shots specifically designed to reflect mobile technologies of the modern age. We wanted the story to have a modern, young, and creative feel visually — something that everybody could relate to.

Next, our director and DP created a color pallet that is reflective of the story we want to tell. We've always been fans of David Fincher's color grading on his films. We love the richness and grittiness. Although The Astrid Experience is a romance, it's also very dark. It deals with addiction, loneliness, and the side effects of consumer and celebrity culture. We thought it would be really interesting to see a romantic dramedy with a dark, rich, gritty color palette -- one that reflects the true core of the story -- our post house color graded our trailer to reflect our grading goals with the feature film.

When filming, we wanted to contrast and expand upon the duality of LA and everything Los Angeles represents — hope and fear, dreams and failure, love and hate — we made it a point to show both sides of the city.

What does the investor recoupment waterfall look like in the entertainment industry, and specifically for your project? ⌄

This is generally how earnings flow from the final gross proceeds at the box office back to investors, producers, and equity holders...

1. EXHIBITORS (theaters) -- take their cut. Typically 50-70% of the box office gross, depending on deal with distributor.

2. DISTRIBUTORS -- take their cut. Typically 30-50% of the box office gross, depending on the deal with the exhibitor.
-Distributors recoup all marketing and additional expenses and take their distribution fee — typically 25% of the distributors cut of the gross box office — then pay the remainder to the production company.

3. PRODUCTION DEBT — the production company pays off any and all production debt and any interest it had accrued to complete the picture (on this film, we don't have any).

3. INVESTORS -- recoup their investment plus 20% from the gross earnings given to the production company by the distributor.

4. THE PRODUCTION COMPANY -- pays off any overhead costs and/or deferred expenses it had accrued during production until the "breakeven point."
-Once the film project hits the "breakeven point", the project is considered "profitable."

5. EQUITY HOLDERS split net profits according to their back-end percentages for the life of the film.

Are you offering any credits to investors on the film? ⌄

Yes, we are offering producer credits at different tiers to investors who make a significant contribution to the film. The credit tiers are as follows...

-SOLE EXECUTIVE PRODUCER CREDIT ($97,825) — The full $97,825 (or 80%+ of the post-production budget) will buy the investor the sole 'Execute Producer' credit, and they will officially be the only 'Executive Producer' credited on the film.

-EXECUTIVE PRODUCER CREDIT ($20,000+) — Any investor who puts in $20,000 or more will be credited as an 'Executive Producer' on the film along with any additional investors who invest more than $20,000, but less than $97,825

-CO-PRODUCER CREDIT ($10,000+) — Any investor that invests $10,000 or more into the project, but under $20,000

-ASSOCIATE PRODUCER CREDIT ($5,000+) — Any investor that invests $5,000 or more into the project, but under $10,000

Can you give us a simple, short-form explanation of your offering and terms? ⌄

Absolutely.

THE ASTRID EXPERIENCE, LLC and its two founding partners, Cal Barnes and John That, are offering a 33% share of The Picture's net profits for the entire $97,825 post-production budget after a 120% recoupment of each investor's principle investment.

For example, if a sole investor were to finance the entire post-production budget of $97,825, they would receive a 120% return on their initial $97,825 investment off the top — $117,390 — and then would receive 33% (one third) of the film's net profits along with the founders.

If two investors financed the entire post-production budget of $97,825 at $48,912.50 each, they would both receive a 120% return on their initial investment off the top — $58,695 each — and then would receive 16.5% (or one sixth) of the net profits in the project along with the founders, and so on and so forth depending on each investors principle investment.

What is your company's response to COVID 19? ⌄

The recent outbreak of COVID 19 across the globe has raised additional challenges for filmmakers and independent production companies, including ours. However, we're staying positive and optimistic, and open to adapting to the situation any way we can to come out of it successfully.

Since principle production (shooting the film) is all but impossible right now, one of the the best parts about 'The Astrid Experience' is that it has already been shot and filming is completed. The post-production remaining to complete the film can all be done remotely, and the companies we are working with are well and open for business.

Further, as productions in the pre-production and principle photography phases continue to be postponed and shut down across the entertainment industry, and with many people quarantined to their homes, the demand for content is rapidly increasing -- the demand is high, and the supply is low -- the fact that we have a shot film is only looking to be to our advantage and, if anything, will only increase the demand for our content and likely result in even better opportunities for our project.

Lastly, we'd like to say that we put the health and well-being of our cast, crew, and business partners above all else, and are using awareness and practicing smart public health safety measures during this time.
